SCHEDULE 13G

Amendment No. 0
Energy Conversion Devices Incorporated
common stock
Cusip # 292659109

Cusip # 292659109
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	0
Item 6:	0
Item 7:	1,020,000
Item 8:	0
Item 9:	1,020,000
Item 11:	7.870%
Item 12:	    HC

Cusip # 292659109
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	1,020,000
Item 8:	0
Item 9:	1,020,000
Item 11:	7.870%
Item 12:	IN

Cusip # 292659109
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	1,020,000
Item 8:	None
Item 9:	1,020,000
Item 11:	7.870%
Item 12:	    IN


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Energy Conversion Devices Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		1675 West Maple Road
		Troy, MI  48084

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		common stock

Item 2(e).	CUSIP Number:

		292659109

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-
2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	1,020,000

	(b)	Percent of Class:	7.870%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	0

	(ii)	shared power to vote or to direct the vote:	0

	(iii)	sole power to dispose or to direct the disposition of:
	1,020,000

	(iv)	shared power to dispose or to direct the disposition of:
	0



Item 5.	Ownership of Five Percent or Less of a CommonStock.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Energy Conversion Devices Incorporated. The interest of one person, Fidelity Capital Appreciation Fund, an investment company registered under the Investment Company Act of 1940, in the common stock of Energy Conversion Devices Incorporated, amounted to 1,000,000 shares or 7.716% of the total outstanding common stock at December 31, 1998. The number of shares of common stock of Energy Conversion Devices Incorporated owned by the Fidelity Capital Appreciation Fund at December 31, 1998 included 400,000 shares of common stock resulting from the assumed conversion of 400,000 Energy Conversion Devices Warrants 7/31/01 (1.000 share of common stock for each Energy Conversion Devices Warrant 7/31/01).

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A, B.

Item 8.	Identification and Classification of Members of the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with FMR Corp.'s beneficial ownership of the common stock of Energy Conversion Devices Incorporated at December 31, 1998 is true, complete and correct.

	February 01, 1999
Date


	/s/Eric D. Roiter
Signature

	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,020,000 shares or 7.870% of the common stock outstanding of Energy Conversion Devices Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of common stock of Energy Conversion Devices Incorporated owned by the investment companies at December 31, 1998 included 400,000 shares of common stock resulting from the assumed conversion of 400,000 Energy Conversion Devices Warrants 7/31/01 (1 share of common stock for each Energy Conversion Devices Warrant 7/31/01).

	The ownership of one investment company, Fidelity Capital Appreciation Fund, amounted to 1,000,000 shares or 7.716% of the common stock outstanding. Fidelity Capital Appreciation Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109. The number of shares of common stock of Energy Conversion Devices Incorporated owned by the Fidelity Capital Appreciation Fund at December 31, 1998 included 400,000 shares of common stock resulting from the assumed conversion of 400,000 Energy Conversion Devices Warrants 7/31/01 described above.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 1,020,000 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.


 .


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 01, 1999, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Energy
Conversion Devices Incorporated at December 31, 1998.

FMR Corp.

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of FMR Corp. and its direct and indirect
	subsidiaries

Edward C. Johnson 3d

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Edward C. Johnson 3d

Abigail P. Johnson

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Abigail P. Johnson

Fidelity Management & Research Company

By   /s/Eric D. Roiter
	Eric D. Roiter
	V.P. and General Counsel

	Fidelity Capital Appreciation Fund

By   /s/Eric D. Roiter
	Eric D. Roiter
	Secretary